SCHEDULE 13D
                                (Rule 13d-101)
 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


            RightCHOICE Managed Care, Inc., a Delaware corporation
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)


                                   76657T102
                                (CUSIP Number)

                             Angela F. Braly, Esq.
            Executive Vice President, General Counsel and Secretary
                        RightCHOICE Managed Care, Inc.
                             1831 Chestnut Street
                          St. Louis, Missouri  63103
                                (314) 923-4444
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               January 31, 2002
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No. 76657T102                 13D                Page   1   of     Pages

1.      Names of Reporting Persons.

        Board of Directors of RightCHOICE Managed Care, Inc., as an entity but not in each director's individual capacity.


        I.R.S. Identification Nos. of Above Persons (Entities Only)


        Not applicable.

2.      Check the Appropriate Box if a Member of a Group        (a)     [ ]
        (See Instructions)                                      (b)     [ ]

3.      SEC Use Only

4.      Source of Funds  (See Instructions)

        Not applicable.  See Item 3.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.      Citizenship or Place of Organization

        U.S.A.

Number of Shares Beneficially     7.  Sole Voting Power          Not applicable.
Owned by Each Reporting Person
With                              8.  Shared Voting Power        0

                                  9.  Sole Dispositive Power     Not applicable.

                                  10. Shared Dispositive Power   Not applicable.

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        0

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
        (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)

        0%

14.     Type of Reporting Person  (See Instructions)

        OO


                                 SCHEDULE 13D

Item 3.	Source and Amount of Funds or Other Consideration.

        Item 3 is amended by deleting the former Item 3 and replacing it with the following:

        The information included in Item 5(a) is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

        Item 4 is amended by deleting the former Item 4 and replacing it with the following :

        The information included in Item 5(a) is incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

        Item 5(a) is hereby amended by deleting the former Item 5(a) and replacing it with the following:

        (a) On October 17, 2001, RightCHOICE Managed Care, Inc. entered into a merger agreement with WellPoint Health Networks Inc. and RWP Acquisition Corp., a wholly-owned subsidiary of WellPoint.
                Under the merger agreement, RightCHOICE agreed to merge into RWP Acquisition Corp. with RWP Acquisition Corp. surviving as a wholly-owned subsidiary of WellPoint under the name RightCHOICE Managed Care, Inc.

                On January 31, 2001, RightCHOICE merged into RWP Acquisition Corp. with RWP Acquisition Corp. surviving as a wholly-owned subsidiary of WellPoint under the name RightCHOICE Managed Care, Inc. pursuant to the terms and conditions of the merger agreement. As a result of the merger, each outstanding share of RightCHOICE common stock outstanding at the effective time of the merger was converted into the right to receive either (1) $66.00 in cash or (2) 0.6161 of a share of WellPoint common stock, subject to the prorationing mechanism set forth in the merger agreement, and the Board of Directors of RightCHOICE, as an entity but not in each director's individual capacity, no longer has any beneficial ownership of any shares of RightCHOICE common stock.

        Item 5(b) is hereby amended by deleting the former Item 5(b) and replacing it with the following:

        (b) Items (7), (8), (9), and (10) on the attached cover pages are incorporated herein by reference.

        Item 5(c) is hereby amended by deleting the former Item 5(c) and replacing it with the following:

        (c) The information included in Item 5(a) is incorporated by reference in this Item 5(c).

        Item 5(d) is hereby amended by deleting the former Item 5(d) and replacing it with the following:

        (d) The information included in Item 5(a) is incorporated by reference in this Item 5(d).

        Item 5(e) is amended by deleting the former Item 5(e) and replacing it with the following:

        (e)     January 31, 2002


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is hereby amended by deleting the former Item 6 and replacing it with the following:

                The information included in Item 5(a) is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

        1. Agreement and Plan of Merger, dated as of October 17, 2001, among WellPoint Health Networks Inc., RWP Acquisition Corp. and RightCHOICE Managed Care, Inc. (incorporated by reference to
                Exhibit 2.1 of RightCHOICE Managed Care, Inc.'s Current Report on Form 8-K dated October 23, 2001 (File No. 001-15907)).

        2.      Joint Filing Agreement.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 31, 2002
                                        Date


                                        /s/ John O'Rourke
                                        Signature


                                        John A. O'Rourke, Chairman and Chief
                                        Executive Officer
                                        Name and Title



                            JOINT FILING AGREEMENT


        The undersigned each hereby agree that Amendment No. 2 to Schedule 13D filed herewith, relating to the common stock, par value $0.01 per share, of RightCHOICE Managed Care, Inc., a Delaware corporation ("RightCHOICE"), is filed on behalf of each of the undersigned in their respective capacities as directors of RightCHOICE.



 *                                          Dated:  January 31, 2002
John A. O'Rourke

 *                                          Dated:  January 31, 2002
William H. T. Bush

 *                                          Dated:  January 31, 2002
Earle H. Harbison, Jr.

 *                                          Dated:  January 31, 2002
Robert J. Kelley

 *                                          Dated:  January 31, 2002
Robert B. Porter, Ph.D

 *                                          Dated:  January 31, 2002
William J. Schicker

 *                                          Dated:  January 31, 2002
Sandra A. Van Trease

 *                                          Dated:  January 31, 2002
Gloria W. White

By: /s/ Angela F. Braly
	Attorney-in-fact